UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2008

AMERICAN GOLDRUSH CORPORATION
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(Registrant’s Name)

11215 Jasper Avenue, Suite 505
Edmonton, Alberta T5K 0L5
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(Address of principal executive office)

1155 West Pender, Suite 708
Vancouver, British Columbia V6E 2P4
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(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                                      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

As of September 11, 2008, American Goldrush Corporation (the “Corporation”) would like to officially state that the new address of the Corporation is Suite 505 - 11215 Jasper Avenue, Edmonton, Alberta T5K 0L5 and the new phone number is 1-780-628-2518.  A COUPDATE has been filed with the EDGAR system to reflect these changes.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERICAN GOLDRUSH CORPORATION

By: /s/ Andrew Gourlay
Name:  Andrew Gourlay
Title:    President and Chief Executive Officer

Date:    September 11, 2008